MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
SECOND QUARTER ENDED JUNE 30, 2017
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 9, 2017, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and six months ended June 30, 2017. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2016 and the related MD&A included in the 2016 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Second Quarter 2017 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

INDEX

About IAMGOLD	2
Second Quarter 2017 Highlights	2
Second Quarter 2017 Summary	3
Outlook	5
Market Trends	6
Quarterly Updates
Operations	8
Exploration	13
Quarterly Financial Review	17
Financial Condition
Impairment Reversal	17
Liquidity and Capital Resources	17
Market Risk	19
Shareholders’ Equity	20
Cash Flow	21
Disclosure Controls and Procedures and Internal Control over Financial Reporting	21
Critical Judgments, Estimates and Assumptions	22
New Accounting Standards Issued But Not Yet Effective	22
Risks and Uncertainties	23
Non-GAAP Performance Measures	23
ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
SECOND QUARTER 2017 HIGHLIGHTS

•	Cash, cash equivalents and restricted cash were $800.1 million at June 30, 2017.

•	Gross profit for the second quarter 2017 was $35.9 million, up $11.5 million from the same prior year period.

•	Attributable gold production inclusive of joint venture operations was 223,000 ounces for the second quarter 2017, up 26,000 ounces from the same prior year period.

•	Gold margin[2] for the second quarter 2017 was $516 per ounce, up $3 per ounce from the same prior year period.

•	Cost of sales for the second quarter 2017 was $767 per ounce, down 5% from the same prior year period.

•	Total cash costs[2] for the second quarter 2017 were $735 per ounce produced, down 3% from the same prior year period.

•	All-in sustaining costs[2] for the second quarter 2017 were $975 per ounce sold, down 12% from the same prior year period.

•	Net cash from operating activities for the second quarter 2017 was $88.7 million, up $17.5 million from the same prior year period.

•	Net cash from operating activities before changes in working capital[2] for the second quarter 2017 was $70.4 million, up $4.5 million from the same prior year period.

•
Net earnings attributable to equity holders for the second quarter 2017 was $506.5 million ($1.09 per share), up from a net loss attributable to equity holders of $12.2 million ($0.03 per share) for the same prior year period, primarily due to impairment charge reversals at the Côté Gold Project and the Rosebel mine.

•	Adjusted net earnings attributable to equity holders[2] for the second quarter 2017 was $4.3 million ($0.01 per share2), down $1.6 million ($nil per share2) from the same prior year period.

______________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

•
On June 5, 2017, the Company announced positive results from a prefeasibility study ("PFS") for the Côté Gold Project, which outlined an economically viable project and confirmed the development concept previously set out in the Preliminary Economic Assessment. Highlights of the project economics include attributable proven and probable reserves of 3.8 million ounces, mine life of 17 years with an average annual attributable production of 207,000 ounces, life-of-mine cash costs and all-in sustaining costs of $605 and $689 per ounce, respectively, an after-tax Net Asset Value of $703 million and an after-tax Internal Rate of Return of 14%.

•
On June 20, 2017, the Company completed the sale of a 30% interest in the Côté Gold Project in Ontario to Sumitomo Metal Mining Co., Ltd. ("SMM") for aggregate consideration of $195 million. As a result, the Company recognized the reversal of a previously recorded impairment charge of $400 million, and a gain on the sale of $19.2 million.

•
On July 26, 2017, the Company reported a reserve and resource update for the Rosebel mine, including an 80% increase in attributable reserves to 3.5 million ounces from 2.0 million ounces at the end of 2016, which is expected to extend the life of mine to 2028, leading to a reversal of a previously recognized impairment charge. The reserve and resource update does not include Saramacca.

•
During the second quarter 2017, the Company replaced the restricted cash held by the Government of Quebec to guarantee the asset retirement obligation related to the Doyon mine with uncollateralized surety bonds of C$123.6 million (June 30, 2017 - $95.2 million).

•
On May 31, 2017, the Company reported additional drilling results at the Boto Gold Project in Senegal in preparation for a resource update later this year. Highlights include 19 metres grading 3.28 g/t Au, and 77 metres grading 4.35 g/t Au, including 9 metres grading 11.76 g/t Au.

•
On May 15 and June 16, 2017, the Company reported final drilling results from the Saramacca drilling campaign in preparation for an initial resource estimate in September 2017. Highlights include 43.5 metres grading 12.26 g/t Au and 41.0 metres grading 5.56 g/t Au.

•
On May 11, 2017, the Company reported final results from the winter 2017 drilling program at the Monster Lake Project in Quebec, which indicated continuity of high grades and new areas of mineralization. Highlights include 4.4 metres grading 5.21 g/t Au, 3.1 metres grading 121.67 g/t Au. Subsequent to the quarter-end, on July 6, 2017, additional results were reported, with highlights including 5 metres grading 80.28 g/t Au.

SECOND QUARTER 2017 SUMMARY

FINANCIAL

•
Cash, cash equivalents and restricted cash were $800.1 million at June 30, 2017, up $37.4 million from December 31, 2016. The increase was primarily due to net proceeds from the issuance of the 7.00% senior secured notes on March 16, 2017 (the "Notes") ($393.6 million), cash generated from operating activities ($173.7 million), net proceeds from the sale of a 30% interest in the Côté Gold Project ($96.5 million), proceeds from the issuance of flow-through shares ($15.1 million), partially offset by the redemption of the 6.75% senior unsecured notes ($505.6 million), spending on Property, plant and equipment and Exploration and evaluation assets ($93.8 million), interest paid ($16.5 million) and income taxes paid ($16.7 million).

•
Revenues for the second quarter 2017 were $274.5 million, up $42.0 million or 18% from the same prior year period primarily due to higher sales volume at Essakane ($30.0 million) and Westwood ($17.4 million), partially offset by a lower realized gold price ($4.3 million) and lower sales volume at Rosebel ($1.4 million).

•
Cost of sales for the second quarter 2017 was $238.6 million, up $30.5 million or 15% from the same prior year period. The increase was primarily the result of higher operating costs ($19.7 million), higher depreciation ($9.2 million), and higher royalties expense ($1.6 million). Operating costs were higher primarily as a result of higher sales and lower capitalized stripping at Essakane and higher mining activities at Westwood mine.

•
Depreciation expense for the second quarter 2017 was $71.5 million, up $9.2 million or 15% from the same prior year period primarily due to higher production and sales ounces at Essakane, and amortization of capitalized stripping at Essakane, partially offset by lower amortization of capitalized stripping at Rosebel.

•
Income tax expense for the second quarter 2017 was $53.5 million, up $39.5 million from the same prior year period. Income tax expense for the second quarter 2017 was comprised of current income tax expense of $19.7 million (2016 - $4.6 million) and deferred income tax expense of $33.8 million (2016 - $9.4 million). The increase in income tax expense was primarily due to changes to deferred income tax assets and liabilities as a result of the reversals of impairment charges and fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net earnings attributable to equity holders for the second quarter 2017 was $506.5 million ($1.09 per share), up from a net loss attributable to equity holders of $12.2 million ($0.03 per share) for the same prior year period. The increase of $518.7 million or $1.12 per share was mainly due to reversals of impairment charges relating to the Côté Gold Project and the Rosebel mine ($524.1 million) and the resulting gain on the sale of a 30% interest in the Côté Gold Project ($19.2 million), and higher gross profit ($11.5 million), partially offset by higher income tax expense ($39.5 million).

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

•	Adjusted net earnings attributable to equity holders[1] for the second quarter 2017 were $4.3 million ($0.01 per share1), down $1.6 million ($nil per share1) from the same prior year period.

•
Net cash from operating activities for the second quarter 2017 was $88.7 million, up $17.5 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($13.3 million), a change in the movement of non-cash working capital items ($13.0 million) and lower net settlement of derivatives ($3.7 million), partially offset by an increase in income taxes paid ($12.0 million).

•	Net cash from operating activities before changes in working capital[1] for the second quarter 2017 was $70.4 million, up $4.5 million from the same prior year period.
OPERATIONS

•	The DART rate[2], representing the frequency of all types of serious injuries across the Company for the second quarter 2017 was 0.44, below the Company's target of 0.56.

•
Attributable gold production inclusive of joint venture operations was 223,000 ounces for the second quarter 2017, up 26,000 ounces from the same prior year period. The increase was due to the continued ramp-up at Westwood (17,000 ounces) and higher throughput at Essakane (12,000 ounces), partially offset by lower grades at Sadiola (4,000 ounces).

•
Attributable gold sales inclusive of joint venture operations were 219,000 ounces for the second quarter 2017, up 32,000 ounces from the same prior year period, primarily due to higher sales at Essakane (21,000 ounces) and Westwood (14,000 ounces).

•
Cost of sales for the second quarter 2017 was $767 per ounce, down 5% from the same prior year period due to higher sales ounces, partially offset by the factors noted in the Cost of sales discussion above.

•
Total cash costs[1] for the second quarter 2017 were $735 per ounce produced, down 3% from the same prior year period primarily due to higher production, partially offset by lower capitalized stripping due to mine sequencing at Essakane. The normalization of Westwood's costs was discontinued in the second quarter 2017 (June 30, 2016 - $23 per ounce produced) and realized derivative losses were $nil (June 30, 2016 - gain of $2 per ounce produced).

•
All-in sustaining costs[1] for the second quarter 2017 were $975 per ounce sold, down 12% from the same prior period year as a result of lower sustaining capital expenditures. The normalization of Westwood's costs was discontinued in the second quarter 2017 (June 30, 2016 - $24 per ounce sold) and realized derivative losses were $nil (June 30, 2016 - gain of $2 per ounce sold).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,
Financial Results ($ millions, except where noted)	2017	2016	2017	2016
Revenues	$274.5	$232.5	$535.0	$452.2
Cost of sales	$238.6	$208.1	$464.1	$421.3
Gross profit	$35.9	$24.4	$70.9	$30.9
Net earnings (loss) attributable to equity holders of IAMGOLD	$506.5	$(12.2)	$488.5	$40.9
Net earnings (loss) attributable to equity holders ($/share)	$1.09	$(0.03)	$1.06	$0.10
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$4.3	$5.9	$9.4	$(1.4)
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$0.01	$0.01	$0.02	$—
Net cash from operating activities	$88.7	$71.2	$157.0	$122.6
Net cash from operating activities before changes in working capital[1]	$70.4	$65.9	$156.2	$117.6
Key Operating Statistics
Gold sales – attributable (000s oz)	219	187	431	378
Gold production – attributable (000s oz)	223	197	437	388
Average realized gold price[1] ($/oz)	$1,251	$1,269	$1,241	$1,228
Cost of sales[2] ($/oz)	$767	$805	$768	$816
Total cash costs[1] ($/oz)	$735	$756	$751	$751
All-in sustaining costs[1] ($/oz)	$975	$1,114	$983	$1,099
Gold margin[1] ($/oz)	$516	$513	$490	$477
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2 Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

Financial Position ($ millions)	June 30, 2017	December 31, 2016
Cash, cash equivalents and restricted cash	$800.1	$762.7
Total assets	$3,886.6	$3,400.5
Long-term debt	$392.2	$485.1
Available credit facility	$247.1	$167.2
OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2017
Essakane (000s oz)	370 - 380
Rosebel (000s oz)	295 - 305
Westwood (000s oz)	115 - 125
Total owner-operated production (000s oz)	780 - 810
Joint Ventures (000s oz)	65 - 75
Total attributable production (000s oz)	845 - 885

Cost of sales[2] ($/oz)	$765 - $815

Total cash costs[3] - owner-operator ($/oz)	$740 - $780
Total cash costs[3,4] ($/oz)	$740 - $780

All-in sustaining costs[3]- owner-operator ($/oz)	$1,000 - $1,080
All-in sustaining costs[3,4] ($/oz)	$1,000 - $1,080

[1]
The outlook is based on 2017 full-year assumptions with an average realized gold price of $1,250 per ounce, U.S. $/Canadian $ exchange rate of 1.35, U.S. $/ € exchange rate of 1.08 and average crude oil price of $48 per barrel.

[2]
Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[4]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company maintains its 2017 attributable gold production guidance of 845,000 to 885,000 ounces. Westwood will continue to focus on underground development, with expected production of 115,000 to 125,000 ounces, nearly double that of 2016. The higher production at Westwood reflects commercial levels of production from two mining blocks, including the zone where remedial work was completed in 2016. At Rosebel, higher grades and improving productivity are expected to drive production higher despite the lower throughput anticipated with the proportion of hard rock approaching 70%. At Essakane, throughput and recoveries are expected to increase while grades are expected to be lower. The Joint Ventures are expected to produce between 65,000 and 75,000 ounces on an attributable basis.
The Company maintains its guidance for cost of sales per ounce of $765 to $815, total cash costs1 per ounce produced of $740 to $780, and all-in sustaining costs1 per ounce sold of $1,000 to $1,080.
DEPRECIATION EXPENSE
Depreciation expense in 2017 is expected to be in the range of $260 million to $270 million, which is consistent with 2016.
INCOME TAXES
The Company expects to pay cash taxes in the range of $40 million to $50 million in 2017. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total[4]
Owner-operator
Essakane	$85	$5	$90
Rosebel	65	5	70
Westwood	20	45	65
	170	55	225
Corporate and development projects[1]	—	10	10
Total owner-operator[2]	170	65	235
Joint Ventures[3]	5	10	15
Total[4] (±5%)	$175	$75	$250

[1]	Includes attributable capital expenditures for the Côté Gold Project (70%) as of June 20, 2017, following the sale of a 30% interest in the Project to SMM.

[2]	Includes $20 million of capitalized exploration expenditures. Refer to the Exploration section of this MD&A.

[3]	Attributable capital expenditures of Sadiola (41%). Expansionary capital expenditures exclude the potential expansion of the Sadiola mine.

[4]	Capitalized borrowing costs are not included.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The price of gold closed at $1,242 at the end of the second quarter 2017. This represents a depreciation of approximately 2% since the beginning of the quarter. During the quarter, gold price volatility continued as it traded in a range between $1,205 and $1,296. This wide trading range reflects the political uncertainty under the Trump Administration, which supported the price of gold. On the other hand, the easing of political uncertainty in Europe following election results that promoted the unity of the European Union, was not a supporting factor for gold.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Average market gold price ($/oz)	$1,257	$1,260	$1,238	$1,221
Average realized gold price[1] ($/oz)	$1,251	$1,269	$1,241	$1,228
Closing market gold price ($/oz)			$1,242	$1,321

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
Measured against the Company’s two major currency exposures, the U.S. dollar depreciated 2.7% against the Canadian dollar from the previous quarter’s closing price. Against the Euro, the U.S. dollar was down 7.1% over the same period. Reduced expectations of aggressive U.S. Federal Reserve tightening explained the U.S. dollar fall. Diminished political risk in Europe after election results showed the European Union remained intact, also contributed to the U.S. dollar’s weakness. The Company is forecasting exposures of approximately C$136 million and €132 million for the remainder of 2017. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.
The price of crude oil traded lower in the second quarter 2017, with Brent down 9.4% and West Texas Intermediate (“WTI”) down 9.8% from the previous quarter’s closing price. Despite OPEC production cuts, global supply continued to be greater than global demand. The Company expects its fuel consumption for the rest of 2017 to be the equivalent of approximately 0.6 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the price volatility of oil. Refer to Financial condition - Market risk section for more information.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Average rates
U.S.$ / Canadian $	1.3500	1.2885	1.3368	1.3303
€ / U.S.$	1.0943	1.1292	1.0799	1.1167
Closing rates
U.S.$ / Canadian $			1.2984	1.2995
€ / U.S.$			1.1412	1.1068
Average Brent price ($/barrel)	$51	$47	$53	$41
Closing Brent price ($/barrel)			$48	$50
Average WTI price ($/barrel)	$48	$46	$50	$40
Closing WTI price ($/barrel)			$46	$48
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2017 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
U.S.$ / Canadian $	$0.10	$11/oz	$10/oz	$15/oz
€ / U.S.$	$0.10	$16/oz	$16/oz	$21/oz

[1]
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[3]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, cost of sales per ounce 1, total cash costs2 per ounce produced and all-in sustaining costs2 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Three months ended June 30,	2017	2016	2017	2016	2,017	2016	2,017	2016
Owner-operator
Essakane (90%)	101	89	$750	$728	$698	$679	$922	$1,090
Rosebel (95%)	74	73	752	789	722	765	923	1,051
Westwood (100%)[2]	33	16	843	1,278	800	948	995	1,157
	208	178	$767	$805	723	738	975	1,130
Joint Ventures	15	19			910	926	965	970
Total operations	223	197			$735	$756	$975	$1,114
Cost of sales[1] ($/oz)			$767	$805
Cash costs, excluding royalties					$682	$703
Royalties					53	53
Total cash costs[3]					$735	$756
All-in sustaining costs[3]							$975	$1,114

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Six months ended June 30,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	194	177	$770	$741	$730	$685	$946	$1,103
Rosebel (95%)	148	141	745	802	724	766	904	1,004
Westwood (100%)[2]	63	31	818	1,256	780	906	980	1,017
	405	349	$768	$816	736	737	983	1,120
Joint Ventures	32	39			937	877	988	908
Total operations	437	388			$751	$751	$983	$1,099
Cost of sales[1] ($/oz)			$768	$816
Cash costs, excluding royalties					$699	$699
Royalties					52	52
Total cash costs[3]					$751	$751
All-in sustaining costs[3]							$983	$1,099

[1]
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[2]
Cost of sales per ounce for Westwood does not include the impact of normalization of costs for the three and six months ended June 30, 2017 of $nil and $12 per ounce (three and six months ended June 30, 2016 - $283 and $315), respectively.

[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

_______________________________

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator	203	170	399	341	$1,250	$1,270	$1,241	$1,229
Joint Ventures	16	17	32	37	1,263	1,258	1,241	1,224
	219	187	431	378	$1,251	$1,269	$1,241	$1,228

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CAPITAL EXPENDITURES1

	Three months ended June 30,		Six months ended June 30,
($ millions)	2017	2016	2017	2016
Sustaining
Essakane[2]	$18.3	$31.8	$35.3	$65.3
Rosebel[2]	11.7	18.4	22.6	30.5
Westwood	4.8	3.2	10.5	6.2
Total gold segments	34.8	53.4	68.4	102.0
Corporate and other	0.1	—	0.2	—
Total capital expenditures	34.9	53.4	68.6	102.0
Joint Ventures[3]	0.5	0.6	1.3	0.9
	$35.4	$54.0	$69.9	$102.9
Development/Expansion (Non-sustaining)
Essakane	$0.3	$0.2	$0.4	$0.2
Rosebel	0.2	2.6	0.9	3.1
Westwood	12.1	23.6	23.1	42.0
Total gold segments	12.6	26.4	24.4	45.3
Corporate and other	—	—	—	1.5
Côté Gold	0.3	0.5	0.8	0.8
Total capital expenditures	12.9	26.9	25.2	47.6
Joint Ventures[3]	1.3	0.1	2.1	1.4
	$14.2	$27.0	$27.3	$49.0
Total
Essakane	$18.6	$32.0	$35.7	$65.5
Rosebel	11.9	21.0	23.5	33.6
Westwood	16.9	26.8	33.6	48.2
Total gold segments	47.4	79.8	92.8	147.3
Corporate and other	0.1	—	0.2	1.5
Côté Gold	0.3	0.5	0.8	0.8
Total capital expenditures	47.8	80.3	93.8	149.6
Joint Ventures[3]	1.8	0.7	3.4	2.3
	$49.6	$81.0	$97.2	$151.9
Capitalized Stripping (Included in Sustaining)
Essakane	$8.6	$11.9	$16.4	$26.0
Rosebel	3.2	3.6	8.2	6.8
Total gold segments	$11.8	$15.5	$24.6	$32.8

[1]	Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

[2]
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended June 30, 2017 were $16.5 million and $11.1 million, respectively (three months ended June 30, 2016 - $28.7 million and $17.5 million), and for the six months ended June 30, 2017 were $31.8 million and $21.5 million, respectively (six months ended June 30, 2016 - $58.8 million and $29.0 million).

[3]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	2,691	3,119	5,184	6,181
Waste mined (000s t)	9,840	8,771	18,718	18,536
Total material mined (000s t)	12,531	11,890	23,902	24,717
Strip ratio[1]	3.7	2.8	3.6	3.0
Ore milled (000s t)	3,470	2,793	6,952	5,540
Head grade (g/t)	1.11	1.24	1.09	1.23
Recovery (%)	91	90	89	91
Gold production - (000s oz)	112	99	216	196
Attributable gold production - 90% (000s oz)	101	89	194	177
Gold sales - (000s oz)	115	92	218	188

Performance measures
Average realized gold price[2] ($/oz)	$1,259	$1,277	$1,243	$1,232
Cost of sales ($/oz)	$750	$728	$770	$741
Cash costs[2] excluding royalties ($/oz)	$646	$634	$678	$639
Royalties ($/oz)	$52	$45	$52	$46
Total cash costs[2] ($/oz)	$698	$679	$730	$685
All-in sustaining costs[2] ($/oz)	$922	$1,090	$946	$1,103

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the second quarter 2017 was 13% higher compared to the same prior year period due to higher throughput, partially offset by lower grades. Mill throughput was 24% higher despite 85% hard rock content (June 30, 2016 - 70%) as a result of increased circuit availability, as well as the new SAG mill liner design which increased capacity and mill speed. With annualized throughput of approximately 14 million tonnes, the mill is performing significantly above nameplate capacity of 10.8 million tonnes per annum and provides an upside to the current life of mine plan. To further increase reserves and resources, and extend the life of mine, a heap leach pre-feasibility study has been initiated and is expected to be completed by the second quarter 2018. A heap leach plant could provide a low-cost method for processing marginal and low grade ore as well as some existing stockpiles, which together with the carbon-in-leach plant would increase total annual production.
Due to mine sequencing, lower grades were realized during the second quarter 2017 compared to higher grade ore in the prior year period. Mining activities were higher as Essakane continued with several initiatives to improve mining efficiency, including the commissioning of two production drills and a new loader which entered production during the quarter. Mill recoveries have improved as mining continues in non-graphitic zones. Optimization and analysis of the ore characterization is currently underway as part of the geometallurgical study which commenced last year to help better identify where there are pockets of graphitic material in the ore zones. The scope of the geometallurgical study has been expanded and is now expected to be completed by the end of 2017. In addition, Essakane is in the engineering stage of adding an oxygen plant to the circuit, which is expected to be commissioned at the end of 2018. The oxygen plant is expected to increase recoveries through improved leach kinetics and to improve the efficiency of the circuit by reducing reagents consumption. During the second quarter 2017, construction of the solar power plant commenced and is expected to be completed by the end of 2017.
Cost of sales per ounce and total cash costs per ounce produced for the second quarter 2017 were higher compared to the same prior year period by 3%, primarily as a result of lower capitalized stripping costs due to mine sequencing and higher processing costs due to higher throughput of harder rock, partially offset by higher sales and production ounces.
All-in sustaining costs per ounce sold for the second quarter 2017 were 15% lower compared to the same prior year period, primarily due to lower sustaining capital expenditures and higher sales ounces. Costs relating to the impact of realized derivative losses of $nil were included in cash costs and all-in sustaining costs for the second quarter 2017 (June 30, 2016 - $4 per ounce produced and $3 per ounce sold, respectively).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

Capital expenditures for the second quarter 2017 consisted primarily of sustaining capital expenditures of $18.3 million, which included capitalized stripping of $8.6 million, capital spares of $3.6 million, tailings management of $3.2 million, resource development of $1.2 million, mobile equipment of $0.6 million and other sustaining capital of $1.1 million. Non-sustaining capital for the second quarter 2017 consisted of $0.3 million related to Falagountou East.
Outlook
The Company maintains its 2017 Essakane guidance. Essakane’s attributable production in 2017 is expected to be between 370,000 and 380,000 ounces. Capital expenditures are expected to be approximately $90 million, comprised of $85 million of sustaining and $5 million of non-sustaining capital.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	3,688	3,070	7,254	6,753
Waste mined (000s t)	11,955	11,272	24,287	24,189
Total material mined (000s t)	15,643	14,342	31,541	30,942
Strip ratio[1]	3.2	3.7	3.3	3.6
Ore milled (000s t)	3,194	3,212	6,365	6,262
Head grade (g/t)	0.80	0.78	0.81	0.78
Recovery (%)	94	95	93	95
Gold production - (000s oz)	78	77	156	149
Attributable gold production - 95% (000s oz)	74	73	148	141
Gold sales - (000s oz)	74	75	153	145

Performance measures
Average realized gold price[2] ($/oz)	$1,234	$1,264	$1,235	$1,224
Cost of sales ($/oz)	$752	$789	$745	$802
Cash costs[2] excluding royalties ($/oz)	$651	$696	$656	$699
Royalties ($/oz)	$71	$69	$68	$67
Total cash costs[2] ($/oz)	$722	$765	$724	$766
All-in sustaining costs[2] ($/oz)	$923	$1,051	$904	$1,004

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
As a result of continuous efforts to maximize reserves through mine design optimization, cost reductions, and near-pit exploration, Rosebel announced a reserve and resource update for the Rosebel mine on July 26, 2017. Estimated attributable proven and probable gold reserves at Rosebel increased by 80% to 3.5 million ounces at the end of June 2017 from 2.0 million ounces at the end of 2016. There was no change in the $1,200 per ounce gold price assumption for estimating Rosebel’s reserves. The significant increase in reserves extends the life of the Rosebel mine to 2028. Total attributable measured and indicated gold resources (inclusive of reserves) increased by 55% to 8.9 million ounces and the attributable inferred resource increased by 322% to 2.5 million ounces. There was also no change in the gold price assumption for estimating mineral resources ($1,500 per ounce). Refer to the Company's news release dated July 26, 2017.
The reserve and resource update excludes the Saramacca deposit. The current phase of the infill drilling program at the Saramacca deposit has been completed with approximately 20 kilometres of drilling completed to date during 2017. Deposit models continue to be updated with drill results to support a resource estimate, which is expected to be completed by the third quarter 2017. Once the resource model is completed, the Rosebel team will complete project plans and mine designs to allow incorporation of the Saramacca feed into the overall Rosebel life of mine plan. This work should be completed in the first half of 2018. The ongoing exploration program at Saramacca is expected to further enhance the value of Rosebel.
Additionally, the site has initiated baseline environmental studies as well as detailed work on a 30 kilometre rail corridor to efficiently transport ore from the deposit to the mill.
Attributable gold production for the second quarter 2017 was 1% higher than the same prior year period due to higher grades partially offset by lower recoveries. Despite 42% hard rock content (June 30, 2016 - 36%), the mill was able to maintain throughput due to major mill improvements completed in the latter half of 2016, including the installation of a secondary crusher and power flex

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

drive combined with the new liner design. Higher grades were realized due to mine sequencing, while lower recoveries were realized due to circuit maintenance resulting in slightly coarser grinds and lower retention times. Mining activities were higher compared to the same prior year period due to mine sequencing combined with lower levels of rainfall.
Cost of sales per ounce and total cash costs per ounce produced for the second quarter 2017 were 5% and 6% lower, respectively, compared to the same prior year period primarily due to lower fuel consumption, partially offset by higher realized fuel prices. All-in sustaining costs per ounce sold for the second quarter 2017 were 12% lower compared the same prior year period primarily due to lower cost of sales and sustaining capital expenditures.
Sustaining capital expenditures for the second quarter 2017 of $11.7 million included capitalized stripping of $3.2 million, capital spares of $4.0 million, resource development of $1.4 million, mobile and other equipment of $2.0 million, and other sustaining capital of $1.1 million. Non-sustaining capital expenditures for the second quarter 2017 of $0.2 million related to the secondary crusher.
Outlook
The Company maintains its 2017 Rosebel guidance. Rosebel’s attributable production in 2017 is expected to be between 295,000 and 305,000 ounces. Capital expenditures are expected to be approximately $70 million, comprised of $65 million of sustaining and $5 million of non-sustaining capital.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	120	76	264	156
Ore milled (000s t)	171	89	324	174
Head grade (g/t)	6.37	6.10	6.43	5.94
Recovery (%)	94	93	94	93
Gold production - (000s oz)	33	16	63	31
Gold sales - (000s oz)	30	16	58	34

Performance measures
Average realized gold price[1] ($/oz)	$1,256	$1,257	$1,244	$1,227
Cost of sales ($/oz)[2]	$843	$1,278	$818	$1,256
Total cash costs[1] ($/oz)	$800	$948	$780	$906
All-in sustaining costs[1] ($/oz)	$995	$1,157	$980	$1,017

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]
Does not include the impact of normalization of costs for the three and six months ended June 30, 2017 of $nil and $12 per ounce, respectively (three and six months ended June 30, 2016 - $283 and $315), respectively.

Gold production for the second quarter 2017 was 106% higher than the same prior year period primarily due to the continued ramp-up resulting in increased tonnes mined and higher throughput. While head grade for the quarter was higher than the same prior year period, it was lower than the grade mined during the quarter due to the processing of marginal ore stockpiles to exploit available mill capacity resulting from the continued ramp-up. Head grade excluding marginal ore was 8.60 g/t for the second quarter 2017.
Underground development continued in the second quarter 2017 to open up access to new mining areas with lateral and vertical development of approximately 4,500 and 700 metres, respectively, averaging 57 metres per day. The plan for Westwood includes 20 kilometres of development during 2017, including lateral and vertical development of 17.8 and 2.6 kilometres, respectively, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.
Cost of sales per ounce and total cash costs per ounce produced for the second quarter 2017 were 34% and 16% lower, respectively, than the same prior year period, primarily due to higher sales volume and production resulting from the continued ramp-up. All-in sustaining costs per ounce sold for the second quarter 2017 were 14% lower compared to the same prior year period primarily due to higher sales volume and lower cost of sales, partially offset by higher sustaining capital expenditures.
Westwood had been normalizing costs attributed to inventory in accordance with International Financial Reporting Standards since the seismic event in May 2015. Normalization of these costs ended at the onset of the second quarter 2017 when Westwood reached normal production levels (June 30, 2016 - $4.6 million). The Company reduced total cash costs and all-in sustaining costs for the same prior year period by $280 and $283 per ounce produced and sold, respectively.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

Sustaining capital expenditures for the second quarter 2017 of $4.8 million included underground development of $3.6 million, underground construction of $0.7 million, and other sustaining expenditures of $0.5 million. Non-sustaining capital expenditures for the second quarter 2017 of $12.1 million included expansion/ramp-up development of $10.8 million, and other non-sustaining expenditures of $1.3 million.
Outlook
The Company maintains its 2017 Westwood guidance. Westwood’s gold production is expected to be between 115,000 and 125,000 ounces in 2017 as a result of the continued ramp up to full production. Capital expenditures are expected to be approximately $65 million, consisting of $20 million in sustaining and $45 million in non-sustaining capital.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Mine operating statistics
Total material mined (000s t)	1,423	1,299	2,799	2,404
Ore milled (000s t)	515	474	1,019	956
Head grade (g/t)	0.91	1.20	0.93	1.24
Recovery (%)	94	94	94	95
Attributable gold production - (000s oz)	14	18	30	37
Attributable gold sales - (000s oz)	15	16	30	35

Performance measures
Average realized gold price[1] ($/oz)	$1,263	$1,258	$1,241	$1,224
Total cash costs[1] ($/oz)	$898	$941	$929	$864
All-in sustaining costs[1] ($/oz)	$936	$973	$976	$893

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the second quarter 2017 was 22% lower than the same prior year period as a result of lower grades, partially offset by increased throughput. Total cash costs and all-in sustaining costs decreased 5% and 4%, respectively, as a result of greater drawdowns of marginal ore stockpiles compared to the same prior year period.
At this time there has been no change in the status of the Sadiola Sulphide Project. Discussions with the Government of Mali continue. A decision to move forward will be contingent upon the Government's renewal of the construction and operating permits, the power agreement and fiscal terms related to the Project. In parallel, a review of the current life-of-mine plan is being undertaken.
Mali – Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine produced and sold 1,000 ounces in the second quarter 2017, consistent with the same prior year period. Stacking activity ceased in 2014 and closure activities continue. A limited quantity of production continues from rinsing of the leach pads.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the second quarter 2017, expenditures for exploration and project studies totaled $17.3 million compared to $9.9 million in the same prior year period, of which $12.1 million was expensed and $5.2 million was capitalized. The increase of $7.4 million in total exploration expenditures compared to the same prior year period reflects increased activities related to a larger planned exploration program compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 92,000 metres for the second quarter 2017.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

	Three months ended June 30,		Six months ended June 30,
($ millions)	2017	2016	2017	2016
Exploration projects - greenfield	$6.7	$5.5	$13.6	$10.9
Exploration projects - brownfield[1]	6.8	3.7	13.1	7.4
	13.5	9.2	26.7	18.3
Feasibility and other studies	3.8	0.7	4.8	1.5
	$17.3	$9.9	$31.5	$19.8

[1]
Exploration projects - brownfield for the three months ended June 30, 2017 and 2016 exclude expenditures related to Joint Ventures of $0.7 million and $0.2 million, respectively, and include near-mine exploration and resource development of $2.8 million and $1.9 million, respectively.

OUTLOOK
The Company is maintaining its 2017 exploration expenditure guidance of $47.0 million, excluding project studies. The 2017 resource development and exploration program includes approximately 230,000 to 250,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$25	$25
Exploration projects - brownfield[1]	11	11	22
	11	36	47
Feasibility and other studies	9	6	15
	$20	$42	$62

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $11 million.

[2]	The capitalized portion of the 2017 planned spending of $20 million is included in the Company's capital spending guidance of $250 million +/- 5%.
Côté Gold Project, Canada
Joint Venture with Sumitomo Metal Mining Co., Ltd.
On June 20, 2017, the Company completed the sale of a 30% interest in the Côté Gold Project in Ontario to SMM for aggregate consideration of $195 million, of which $100 million was received upon the closing of the transaction. The remaining $95 million is due upon the earlier of: (i) 18 months following the closing date (December 20, 2018), (ii) the date the Côté Gold Project feasibility study is made available to the public, and (iii) should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest. Upon closing of the transaction, the Company entered into a Joint Venture Agreement with SMM, forming an unincorporated joint venture with respect to the Côté Gold Project, with the Company having 70% and SMM having 30% of the total outstanding participating interests under the Joint Venture Agreement.
Completed Pre-feasibility Study
During the quarter, the Company announced the results of a pre-feasibility study ("PFS") completed jointly by the Company, Amec Foster Wheeler and Roscoe Postle Associates Inc., with inputs from technical studies completed by other consultants (see news release dated June 5, 2017). The PFS represents a comprehensive study of the technical and economic viability of the Project that has advanced to a stage where a preferred mining method is established and an effective method of mineral processing is determined. The Company is using the PFS to identify the preferred development option, to demonstrate economic viability of the Project, to support mineral reserve disclosure, and to identify additional work recommended to support the completion of a feasibility study.
The PFS outlines a potentially economically viable project that at a $1,250 per ounce gold price would generate an estimated 14.0% after-tax Internal Rate of Return. The Project would have a 17-year mine life, producing on average 207,000 attributable ounces of gold a year at average total cash costs of $605 per ounce produced and all-in sustaining costs of $689 per ounce sold. A technical report summarizing the PFS has been filed on SEDAR. A feasibility study is expected to be completed in the second half of 2018.
Based on the results of the PFS as described above, the Company has declared estimated mineral reserves as at May 26, 2017 on a 100% project basis comprised of probable reserves totaling 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100% project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces of gold and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (see news release dated June 5, 2017).
Regional exploration activities continue within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions. A diamond drilling program continued during the quarter with approximately 2,000 metres completed as part of a planned 2017 drilling program totaling 10,500 metres to test selected high priority exploration targets. The results will be validated and compiled as they are received to guide the ongoing exploration program.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the second quarter 2017 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
Approximately 14,700 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding concessions during the second quarter 2017. On the mine lease, drilling focused on resource expansion in areas adjacent to and at depth below the Essakane pit. Infill drilling was completed to upgrade inferred mineral resources south of the main Essakane pit and at Fala East located just to the east of the currently mined Falagountou pit, which is located 8 kilometres to the east of the Essakane operation.
On the surrounding concessions, a program of diamond and reverse circulation drilling continued on selected priority targets, including delineation drilling at the Gossey prospect located approximately 15 kilometres northwest of the Essakane mine site. The results will be used to assess the resource potential at Gossey and guide future exploration.
Rosebel, Suriname
The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations to support the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rocks. During the second quarter 2017, approximately 20,000 metres of reverse circulation and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 6,200 metres completed on the Saramacca property.
At Saramacca, the Company completed an initial infill diamond drilling program designed to achieve a nominal 50 x 50 metre drilling pattern to further define and confirm continuity of the key mineralized structures in the deposit area. All remaining assay results were received, validated and reported during the quarter. Highlights include: 12.26 g/t Au over 43.5 metres, 7.74 g/t Au over 76.6 metres and 5.56 g/t Au over 41.0 metres (see news releases dated May 15 and June 16, 2017). To date, the mineralized zone remains largely open along strike and at depth. The drilling results are being incorporated into a deposit model to support an initial National Instrument 43-101 resource estimate expected to be completed by the third quarter 2017.
Westwood, Canada
In the second quarter 2017, underground excavation totaled 5,202 metres of lateral and vertical development. In addition, approximately 29,100 metres of resource development diamond drilling and 150 metres of service holes were drilled during the quarter. A substantial diamond drilling program of over 100,000 metres of definition drilling is planned for 2017 to focus on the infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the second quarter 2017. Highlights include:
Boto, Senegal
Effective December 31, 2016, the Boto Gold Project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces of gold and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (see news release dated February 22, 2017).
During the second quarter 2017, approximately 3,600 metres of diamond drilling were completed to follow up encouraging results from the 2016 drilling program at the Malikoundi deposit as well as to further explore for additional mineral resources along known mineralized trends associated with the Boto 5 and 6 zones. Assay results were reported during the quarter from drilling completed to further test footwall mineralization and the north extension at the Malikoundi deposit. Highlights include: 3.38 g/t Au over 19.0 metres and 4.35 g/t Au over 77.0 metres, including 11.76 g/t Au over 9.0 metres (see news release dated May 31, 2017). The results of this drilling will be incorporated into a revised geological model to support an updated resource estimate in 2017.
Additionally, various technical and environmental studies are ongoing to advance the economic evaluation of the Project.
Pitangui, Brazil
Effective December 31, 2016, reported mineral resources at the São Sebastião deposit are comprised of an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 ounces of gold (see news release dated February 22, 2017).
In late 2016, the Company received the necessary permits to complete drilling of the interpreted up-plunge extension of the São Sebastião deposit within a densely vegetated area. As such, the focus of the 2017 exploration drilling program will be to evaluate the up-plunge extension area for additional resources. Just over 2,000 metres of diamond drilling were completed in the second quarter. Drilling is ongoing and the results will be used to update the mineral resources in 2017.
Various technical and environmental studies are ongoing to advance the economic evaluation of the Project.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

Siribaya, Mali
Effective December 31, 2016, total resources estimated for the Siribaya Project include indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces (see news release dated February 22, 2017).
During the second quarter 2017, approximately 12,700 metres of diamond and reverse circulation drilling were completed. The drilling program is designed to confirm the geometry of the known mineralized zones at the Diakha deposit, and also to extend the gold mineralization north and south along strike from Diakha where previous exploration has returned encouraging results. The delineation drilling results at Diakha will be used to update the mineral resources in 2017.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project, should it spend a total of C$10.0 million on the Project within a seven year period, beginning January 1, 2015.
During the second quarter 2017, just over 2,000 metres of diamond drilling were completed, for a total of approximately 10,700 metres year to date. The drilling program was designed to better define and extend the 325-Megane zone, and also test a parallel lower shear zone and a possible second zone discovered in 2016 located north of the 325-Megane zone. Initial assay results were received and validated during the quarter and highlights include: 5.21 g/t Au over 4.4 metres, 121.67 g/t Au over 3.1 metres and 85.27 g/t Au over 1.8 metres (see news release dated May 11, 2017).
Subsequent to the quarter, the Company reported final assay results from the drilling campaign. Further highlights included: 67.42 g/t Au over 3.5 metres, 80.28 g/t Au over 5.0 metres and 39.48 g/t Au over 1.6 metres (see news release dated July 6, 2017). The drill results will be used to guide future drilling and will be incorporated into a deposit model to support the completion of an initial mineral resource estimate in 2017, if results merit.
Nelligan Joint Venture, Canada
The Nelligan Project is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”), signed on November 12, 2014, whereby the Company may earn up to an initial 50% interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25% to 30% undivided interest by completing pre-feasibility and feasibility studies and making additional cash payment totaling C$0.5 million.
During the second quarter 2017, 750 metres of diamond drilling were completed, for a total of approximately 7,700 metres completed year to date. The program was designed to follow up on the encouraging results from the 2016 program and further explore a newly discovered mineralized zone located north of the Liam zone, and also to test other IP geophysical anomalies on the property. Highlights include: 29.9 metres grading 1.29 g/t Au, 24.0 metres grading 1.16 g/t Au, and 8.0 metres grading 3.23 g/t Au (see Vanstar news release dated June 1, 2017).
Further results of the drilling program are pending, and once received and validated, will be used to guide future drill targeting.
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). During the second quarter 2017, the Company completed the requirements to earn the right to an initial 51% interest in the Project and exercised its right to enter the second option to earn up to a 70% interest in the Project by completing additional exploration expenditures totaling $4.5 million and making $0.5 million in payments to Calibre by May 26, 2020.
During the second quarter 2017, approximately 3,500 metres of diamond drilling were completed, for a total of nearly 6,700 metres year to date. The program’s objective is to evaluate the resource potential of the Guapinol, Riscos de Oro and East Dome veins. If the results are positive, they will be used to complete a National Instrument 43-101 resource estimate. Initial assay results from the ongoing program were received, validated and reported during the quarter. Highlights include: 8.0 metres grading 1.57 g/t Au and 38.3 g/t Ag, and 1.8 metres grading 5.69 g/t Au and 71.1 g/t Ag from the East Dome target (see Calibre news release dated June 2, 2017).
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals ("INV”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV's news release dated July 14, 2016).
During the second quarter 2017, INV announced that it concluded the terms of an agreement with the Ministry of Mines in Ecuador concerning its Exploitation Contract relating to the future development of the Loma Larga Project (see INV's news release dated

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

May 29, 2017), and has commenced a feasibility study that is expected to take 18 months to complete (see INV's news release dated June 22, 2017).
On March 2, 2017, the Company participated in INV's public equity offering and acquired an additional 9.8 million common shares of INV. This acquisition allowed the Company to maintain its 35.6% ownership in INV Metals.
QUARTERLY FINANCIAL REVIEW

	2017		2016				2015
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues from continuing operations	$274.5	$260.5	$252.5	$282.4	$232.5	$219.7	$238.2	$207.6
Net earnings (loss) from continuing operations[1,2]	$511.6	$(16.8)	$(2.8)	$21.1	$(9.2)	$52.7	$(677.5)	$(84.9)
Net earnings from discontinued operations	$—	$—	$—	$—	$—	$—	$—	$1.2
Net earnings (loss)[1,2]	$511.6	$(16.8)	$(2.8)	$21.1	$(9.2)	$52.7	$(677.5)	$(83.7)
Net earnings (loss) attributable to equity holders of IAMGOLD	$506.5	$(18.0)	$(5.3)	$17.0	$(12.2)	$53.1	$(675.9)	$(83.8)
Basic diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$1.09	$(0.04)	$(0.01)	$0.04	$(0.03)	$0.13	$(1.73)	$(0.21)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$1.08	$(0.04)	$(0.01)	$0.04	$(0.03)	$0.13	$(1.73)	$(0.21)

[1]	In the fourth quarter 2015, Net loss included after-tax impairment charges of $580.0 million.

[2]
In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million relating to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

FINANCIAL CONDITION

IMPAIRMENT REVERSAL
The carrying amounts of the Company’s non-current assets, including Property, plant and equipment, and Exploration and evaluation assets, are reviewed at each reporting date to determine whether there are any indications of potential impairment or reversal of previously recognized impairment losses.
On July 26, 2017 (effective June 30, 2017), the Company identified a significant increase in reserves and resources and corresponding extension of the life of mine for the Rosebel mine, which were considered to be an indicator for reversal, as these represented a significant change in the key inputs used to determine the cash generating unit's ("CGU") recoverable amount. As a result, an assessment was performed for the Company’s Suriname CGU, and it was determined that the recoverable amount, representing the CGU’s fair value less costs of disposal, exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2013, which was limited to the carrying amount of the Suriname CGU that would have been determined had no impairment charge been recognized in prior years, net of depreciation charges. The pre-tax and after-tax amounts of impairment reversal recorded in the Company’s Consolidated statements of earnings in the second quarter of 2017 were $124.1 million and $79.9 million, respectively.
In the second quarter 2017, the sale of a 30% interest in the Company's Côté Gold Project to SMM for total consideration of $195 million indicated that the recoverable amount of the asset exceeded the carrying amount. The Company determined that the consideration agreed to by SMM indicated the recoverable amount exceeded the carrying amount, which resulted in the reversal of the previously recorded impairment charge of $400 million. The reversal is limited to the carrying amount that would have been determined had no impairment charge been recognized in prior years.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Suriname CGU[1]
Property, plant and equipment	$124.1	$—	$124.1	$—
Côté Gold Project
Exploration and evaluation assets	400.0	—	400.0	—
	$524.1	$—	$524.1	$—
1 The Suriname CGU consists of Euro Ressources S.A., and Rosebel Gold Mines N.V.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2017, Cash and cash equivalents were $776.2 million.
The Company’s total restricted cash of $23.9 million is held for the guarantee of asset retirement obligations, comprised of $18.9 million held by the Government of Burkina Faso for its Essakane mine and $5.0 held by the Government of Suriname for its Rosebel mine.
As at June 30, 2017, the Company had no short-term restricted cash (December 31, 2016 - $92.0 million) held by the Government of Quebec to guarantee the asset retirement obligation related to the Doyon mine. The Company replaced the cash collateral, pursuant to arrangements with international insurance companies, with uncollateralized surety bonds, as prescribed by Quebec Government regulations. As at June 30, 2017, C$123.6 million (June 30, 2017 - $95.2 million; December 31, 2016 - $nil), of uncollateralized surety bonds were outstanding to guarantee the asset retirement obligation related to the Doyon mine.
On February 28, 2017, the Company acquired, in an all-share transaction, all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options of Merrex Gold Inc. ("Merrex"), that it did not already own. Merrex owns a 50% interest in the Siribaya Project in Mali. Including the 50% interest held directly, the Company now has a 100% interest in the Siribaya Project. The Company issued an aggregate of approximately 6.9 million common shares. The total purchase price amounted to $27.5 million, which includes transaction costs of $0.2 million, and is net of cash and cash equivalents acquired of $0.1 million.
On March 2, 2017, the Company participated in INV's public equity offering and acquired an additional 9.8 million common shares of INV at a price of C$1.00 per share for an aggregate amount of $7.4 million (C$9.8 million). This acquisition allowed the Company to maintain its 35.6% ownership in INV.
During the first quarter 2017, the Company issued a total of 3.4 million flow-through common shares for net proceeds of $15.1 million. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. As at June 30, 2017, there was no remaining unspent amount.
On June 20, 2017, the Company completed the sale of a 30% interest in the Côté Gold Project in Ontario to SMM for aggregate consideration of $195 million, of which $100 million was received upon the closing of the transaction. The remaining $95 million is due upon the earlier of: (i) 18 months following the closing date (December 20, 2018), (ii) the date the Côté Gold Project feasibility study is made available to the public, and (iii) should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest. Upon closing of the transaction, the Company entered into a Joint Venture Agreement with SMM, forming an unincorporated joint venture with respect to the Côté Gold Project, with the Company having 70% and SMM having 30% of the total outstanding participating interests under the Joint Venture Agreement.
Working capital1 as of June 30, 2017, was $830.1 million, up $12.7 million compared to December 31, 2016 due to higher current assets ($16.2 million) and lower current liabilities ($3.5 million).
Current assets as of June 30, 2017 were $1,029.1 million, up $16.2 million compared to December 31, 2016 mainly due higher cash, cash equivalents and restricted cash ($32.2 million), partially offset by lower inventories ($12.8 million) and lower receivables and other current assets ($3.2 million).
Current liabilities as of June 30, 2017 were $199.0 million, up $3.5 million compared to December 31, 2016 due to higher accounts payable and accrued liabilities ($1.9 million) and higher income taxes payable ($1.6 million).

Working Capital	June 30, 2017	December 31, 2016
Working capital[1] ($ millions)	$830.1	$817.4
Current working capital ratio[2]	5.2	5.2

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7.00% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On April 3, 2017, the Company used the net proceeds of the Notes issuance, along with existing cash, towards the redemption of its 6.75% senior unsecured notes, for a total of $505.6 million. As a result of the change in the estimated future cash flows, the amortized cost of $485.4 million of the 6.75% senior unsecured notes was adjusted during the first quarter 2017 to reflect the actual future cash flows of $505.6 million. The resulting loss of $20.2 million was recognized in the first quarter 2017 in Interest income and derivatives and other investment gains in the Consolidated statements of earnings.
On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. During 2016, the Company amended the credit facility to increase

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

the fully committed credit facility from $100 million to $250 million, resulting in $80 million remaining under the accordion. On February 7, 2017, the Company amended the credit facility, utilizing the remaining accordion and adding additional commitments of $80 million, bringing the total commitments under the facility to $250 million, with similar terms and conditions. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020. The Company was in compliance with its credit facility covenants as at June 30, 2017.
As of June 30, 2017, letters of credit worth $2.9 million were drawn against the secured revolving credit facility for the guarantee of certain asset retirement obligations, and $0.4 million under a separate letter of credit.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of June 30, 2017 were $748.7 million, and were comprised primarily of contractual cash flows on long-term debt, purchase obligations, operating leases and capital expenditure obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Essakane, Rosebel, Westwood and the Corporate offices.
OIL CONTRACTS AND FUEL MARKET PRICE RISK
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent and West Texas Intermediate ("WTI") are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.
At June 30, 2017, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2017	2018	2019
Foreign Currency
Canadian dollar option contracts (millions of C$)	78	155	—
Option contracts rate range ($/C$)	1.30 - 1.40[1]	1.30 - 1.45[2]	—
Hedge ratio	75%	52%

Euro option contracts (millions of €)	63	—	—
Option contracts rate range (€/$)	1.00 - 1.20[3]	—[5]
Hedge ratio	48%	—[5]
Commodities
Brent crude oil option contracts (thousands of barrels)	252	452	324
Option contracts with strike prices at ($/barrel)	60[4]	46 - 60[4,6]	44 - 60[4,6]
Hedge ratio	73%	69%	49%

WTI crude oil option contracts (thousands of barrels)	198	366	276
Option contracts with strike prices at ($/barrel)	60[4]	42 - 60[4,7]	42 - 60[4,7]
Hedge ratio	68%	70%	50%

[1]
The Company purchased three types of Canadian dollar options in 2017, which consist of U.S. dollar put options at a strike price of $1.30, U.S. dollar put options at a strike price of $1.35, and collar options in the range of $1.30 and $1.40. The Company will benefit from the margin between the lower market price and the set U.S. dollar put strike price of $1.30 and $1.35. If U.S dollar to C$ market prices are above the $1.40 call strike prices in 2017, the Company will incur a loss from the margin between the higher market price and the $1.40 call strike price.

[2]
The Company purchased Canadian dollar collar options with strike prices within the given range in 2018. If U.S dollar to C$ market prices are below the low end of the range of the U.S. dollar put strike prices in 2018, the Company will benefit from the margin between the lower market price and the set put strike price. If U.S dollar to C$ market prices are above the high end of the range of the U.S. dollar call strike prices in 2018, the Company will incur a loss from the margin between the higher market price and the set call strike price.

[3]
The Company purchased Euro collar options with strike prices within the given range in 2017. If EUR to U.S. dollar market prices are below the low end of the range in 2017, the Company will incur a loss from the margin between the lower market price and the set put strike price. If EUR to U.S. dollar market prices are above the high end of the range of the call strike price in 2017, the Company will benefit from the margin between the higher market price and the set call strike price.

[4]
The Company purchased Brent and WTI collar options with strike prices within the given range in 2018 and 2019. If Brent and WTI market prices are below the low end of the range in 2018 and 2019, the Company will incur a loss from the margin between the lower market price and the set put strike price. If Brent and WTI are above the high end of the range of the call strike price in 2018 and 2019, the Company will benefit from the margin between the higher market price and the set call strike price.

[5]
Subsequent to the second quarter 2017, the Company purchased Euro collar options with strike prices within a range of $1.08 - $1.19 covering approximately 36% of the forecasted exposure for 2018. If U.S. dollar to EUR market prices are above the high end of the range of the U.S. dollar put strike prices in 2018, the Company will benefit from the margin between the higher market price and the set put strike price. If U.S. dollar to EUR market prices are below the low end of the range of the U.S. dollar call strike prices in 2018, the Company will incur a loss from the margin between the lower market price and the set call strike price.

[6]
Subsequent to the second quarter 2017, the Company purchased Brent collar options with strike prices within a range of $45 - $60 per barrel covering approximately 50% of the forecasted exposure for 2020. If Brent market prices are below the low end of the range in 2020, the Company will incur a loss from the margin between the lower market price and the set put strike price. If Brent market prices are above the high end of the range of the call strike price in 2020, the Company will benefit from the margin between the higher market price and the set call strike price. The Company also added contracts in 2018 and 2019 at similar prices increasing its hedge ratio nominally.

[7]
Subsequent to the second quarter 2017, the Company purchased WTI collar options with strike prices within a range of $46 - $55 per barrel covering approximately 47% of the forecasted exposure for 2020. If WTI market prices are below the low end of the range in 2020, the Company will incur a loss from the margin between the lower market price and the set put strike price. If WTI market prices are above the high end of the range of the call strike price in 2020, the Company will benefit from the margin between the higher market price and the set call strike price. The Company also added contracts in 2018 and 2019 at similar prices increasing its hedge ratio nominally.

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	June 30, 2017	August 8, 2017
Common shares	464.8	464.8
Share options	7.4	7.1

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

CASH FLOW

	Three months ended June 30,		Six months ended June 30,
($ millions)	2017	2016	2017	2016
Net cash from (used in) per consolidated financial statements:
Operating activities	$88.7	$71.2	$157.0	$122.6
Investing activities	125.6	(87.1)	71.0	7.9
Financing activities	(517.1)	(16.2)	(109.1)	(58.6)
Effects of exchange rate fluctuation on cash and cash equivalents	5.9	(0.4)	5.3	1.3
Increase (decrease) in cash and cash equivalents	(296.9)	(32.5)	124.2	73.2
Cash and cash equivalents, beginning of the period	1,073.1	586.7	652.0	481.0
Cash and cash equivalents, end of the period	$776.2	$554.2	$776.2	$554.2
OPERATING ACTIVITIES
Net cash from operating activities for the second quarter 2017 was $88.7 million, up $17.5 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($13.3 million), a change in the movement of non-cash working capital items ($13.0 million) and lower net settlement of derivatives ($3.7 million), partially offset by an increase in income taxes paid ($12.0 million).
INVESTING ACTIVITIES
Net cash from investing activities for the second quarter 2017 was $125.6 million, up $212.7 million from the same prior year period. The increase was mainly due to proceeds from the sale of a 30% interest in the Côté Gold Project ($96.5 million), a net decrease in the funding of restricted cash primarily relating to the conversion of restricted cash to uncollateralized surety bonds ($88.2 million) and lower spending on Property, plant and equipment and Exploration and evaluation assets including capitalized borrowing costs ($28.2 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the second quarter 2017 was $517.1 million, up $500.9 million from the same prior year period. The increase was mainly due to the redemption of the 6.75% senior unsecured notes ($505.6 million).
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2016 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2016 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2016 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2016 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2017 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2016.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been  previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1.0 to 1.5 metre in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended June 30,		Six months ended June 30,
($/oz of gold)	2017	2016	2017	2016
Average realized gold price[1]	$1,251	$1,269	$1,241	$1,228
Total cash costs[2,3]	735	756	751	751
Gold margin	$516	$513	$490	$477

[1]	Refer to the section below.

[2]	Refer to page 26 for calculation.

[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2017	2016	2017	2016
Revenues	$274.5	$232.5	$535.0	$452.2
Royalty revenues	(0.1)	(0.1)	(0.2)	(0.2)
By-product credits and other revenues	(1.5)	(1.2)	(2.6)	(2.0)
Revenues - owner-operator	$272.9	$231.2	$532.2	$450.0
Sales - owner-operator (000s oz)	219	183	429	367
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,250	$1,270	$1,241	$1,229
Revenues - Joint Ventures	$19.8	$22.5	$39.1	$46.3
Sales - Joint Ventures (000s oz)	16	17	32	37
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,263	$1,258	$1,241	$1,224
Average realized gold price per ounce[1,2] ($/oz)	$1,251	$1,269	$1,241	$1,228

[1]	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measures provide investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2017	2016	2017	2016
Net cash from operating activities	$88.7	$71.2	$157.0	$122.6
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(3.0)	0.2	(2.3)	7.1
Inventories and non-current ore stockpiles	(1.9)	11.9	0.8	(2.6)
Accounts payable and accrued liabilities	(13.4)	(17.4)	0.7	(9.5)
Net cash from operating activities before changes in working capital	$70.4	$65.9	$156.2	$117.6

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as write-down (recovery) of assets, gain or loss on sales of assets, unrealized derivative gain or loss, foreign exchange gain or loss, restructuring and other charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2017	2016	2017	2016
Earnings before income taxes and non-controlling interests	$565.1	$4.8	$557.0	$63.5
Adjusted items:
Reversal of impairment charges	(524.1)	—	(524.1)	—
Gain on sale of a 30% interest in the Côté Gold Project	(19.2)	—	(19.2)	—
Loss on 6.75% Senior unsecured notes	—	—	20.2	—
Gain on sale of gold bullion	—	—	—	(72.9)
Changes in estimates of asset retirement obligations at closed sites	0.7	(0.4)	1.3	3.3
Unrealized gains on non-hedge derivatives and warrants	(0.6)	(2.7)	(1.2)	(4.9)
Realized derivative losses	—	1.2	—	1.2
Normalization of costs at Westwood	—	4.6	0.7	10.7
Write-down of assets	0.3	(1.8)	4.7	1.8
Other	(1.1)	2.1	(1.9)	(0.9)
	(544.0)	3.0	(519.5)	(61.7)
Adjusted earnings before income taxes and non-controlling interests	21.1	7.8	37.5	1.8
Income taxes	(53.5)	(14.0)	(62.2)	(20.0)
Tax adjustments	41.8	15.1	40.4	19.4
Non-controlling interests	(5.1)	(3.0)	(6.3)	(2.6)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$4.3	$5.9	$9.4	$(1.4)
Adjusted net earnings (loss) attributable to equity holders ($/share)	$0.01	$0.01	$0.02	$—
Basic weighted average number of common shares outstanding (millions)	464.6	405.9	461.1	401.3
Effective adjusted tax rate (%)	55%	(14)%	58%	33%
After adjusting reported earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings in the second quarter 2017 of $4.3 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2017	2016	2017	2016
Cost of sales[1], excluding depreciation expense	$167.1	$145.8	$329.2	$297.5
Less: cost of sales for non-gold segments[2], excluding depreciation expense	0.5	(0.2)	—	(0.3)
Cost of sales for gold segments, excluding depreciation expense	166.6	146.0	329.2	297.8
Adjust for:
By-product credit (excluded from cost of sales)	(1.1)	(0.3)	(1.8)	(1.0)
Stock movement	(1.0)	5.1	2.9	1.0
Realized derivative losses	—	(0.8)	—	(1.5)
Normalization of costs at Westwood	—	(4.6)	(0.7)	(10.7)
Other mining costs	(4.1)	(3.9)	(10.2)	(9.2)
Cost attributed to non-controlling interests[3]	(10.6)	(9.7)	(21.4)	(19.2)
	(16.8)	(14.2)	(31.2)	(40.6)
Total cash costs - owner-operator	$149.8	$131.8	$298.0	$257.2
Attributable gold production - owner-operator (000s oz)	208	178	405	349
Total cash costs[4,5] - owner-operator ($/oz)	$723	$738	$736	$737
Total cash costs - Joint Ventures	$13.7	$17.0	$29.9	$34.0
Attributable gold production - Joint Ventures (000s oz)	15	19	32	39
Total cash costs[4,5] - Joint Ventures ($/oz)	$910	$926	$937	$877
Total cash costs[4,5]	$163.5	$148.8	$327.9	$291.2
Total attributable gold production (000s oz)	223	197	437	388
Total cash costs[4,5] ($/oz)	$735	$756	$751	$751

[1]	As per note 29 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

[4]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[5]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017

	Three months ended June 30,		Six months ended June 30,
($ millions, attributable, except where noted)	2017	2016	2017	2016
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$155.2	$136.4	$306.7	$278.1
Sustaining capital expenditures[1]	32.6	49.4	64.0	94.0
By-product credit, excluded from cost of sales	(1.0)	(0.3)	(1.7)	(1.0)
Corporate general and administrative costs[2]	8.5	8.3	18.6	16.4
Realized derivative losses	—	(0.8)	—	(1.4)
Environmental rehabilitation accretion and depreciation	2.8	2.7	5.7	5.8
Normalization of costs at Westwood	—	(4.6)	(0.7)	(10.7)
	$198.1	$191.1	$392.6	$381.2
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$12.2	$16.7	$27.2	$33.2
Adjustments to cost of sales[3] - Joint Ventures	2.9	0.7	3.9	1.1
	$15.1	$17.4	$31.1	$34.3
AISC[4]	$213.2	$208.5	$423.7	$415.5

Attributable gold sales - owner-operator (000s oz)	203	170	399	341
AISC - owner-operator[5] ($/oz)	$975	$1,130	$983	$1,120
AISC - owner-operator, excluding by-product credit ($/oz)[5]	$980	$1,131	$987	$1,123
Attributable gold sales (000s oz)	219	187	431	378
AISC[4,5] ($/oz)	$975	$1,114	$983	$1,099
AISC excluding by-product credit[4,5] ($/oz)	$979	$1,116	$987	$1,102

[1]
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 29 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 9 for 2017 sustaining capital expenditures at 100% basis.

[2]	Corporate general and administrative costs exclude depreciation expense.

[3]	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

[4]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[5]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2017